September 23, 2025

Jeff Foor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comments on Amended Registration Statement filed on behalf of the M3Sixty Small Cap Growth Fund (the “Fund”), a series of 360 Funds (the “Trust”) (File Nos. 333-123290 and 811-21726)

Dear Mr. Foor:

This letter provides the Trust’s responses to your comments on Monday, September 22, 2025, on the amended registration statement filed on behalf of the Fund on July 30, 2025 (SEC Accession No. 0001999371-25-010278). For your convenience, I have summarized the comments in this letter and provided the Trust’s response to each comment below.

Statutory Prospectus

Comment: Under the “Management” section, the Fund says that “[a] discussion regarding the basis for the Trustees’ approval of the Advisory Agreement will be available in the Fund’s initial semi-annual shareholder report.” Later in that section, it says “[a] discussion regarding the basis for the Trustees’ approval of the Advisory and Sub-Advisory Agreements is available in the Fund’s most recent annual shareholder report.” As required by Form N-1A, Item 10(a)(iii) Please reconcile these statements to clarify “that a discussion regarding the basis for the board of [trustees] approving any investment advisory contract of the Fund is available in the Fund’s reports filed on Form N-CSR, and providing the period covered by the most recent Form N-CSR report that includes this discussion.” (Emphasis added.)

Response: The Trust has amended the disclosure to state that “[a] discussion regarding the basis for the Trustees’ approval of the Fund’s Advisory and Sub-Advisory Agreements is available in the Fund’s annual shareholder report for the fiscal year ended May 31, 2025.

Please contact me at (513) 991-8472 if you have any questions or comments on the responses in this letter.

Sincerely,

/s/ Bo James Howell
Bo J. Howell
Managing Director
FinTech Law, LLC